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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Triangle Pharmaceuticals, Inc. (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
89589H 10 4 (CUSIP Number)
Jose M. de Lasa Senior Vice President, Secretary and General Counsel Abbott Laboratories 100 Abbott Park Road Abbott Park, Illinois 60064-6049 (847) 937-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 30, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

        CUSIP NO. 89589H 10 4

Page 1 of 3 Pages

1	NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Abbott Laboratories # 36-0698440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER 7,938,244

8	SHARED VOTING POWER -0-

9	SOLE DISPOSITIVE POWER 7,938,244

10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,938,244

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%

14	TYPE OF REPORTING PERSON CO

ITEM 4. PURPOSE OF THE TRANSACTION

        On July 30, 2002, Abbott and the Issuer agreed to the reacquisition by the Issuer of full product rights, including rights to all profits, for three drug candidates in clinical development, including Coviracil (emtricitabine) for HIV. A copy of a press release relating thereto is filed as an exhibit hereto. Also on July 30, 2002, Abbott and the Issuer entered into a First Amendment to Triangle Pharmaceuticals, Inc. Stockholder Rights Agreement (the "Amended Stockholder Agreement"), which amends the terms of the original Stockholder Agreement signed on June 2, 1999. The terms of the Amended Stockholder Agreement are summarized in Item 6 below.

        Abbott intends to sell some or all of its shares of Common Stock from time to time in the future, subject to market conditions and the terms and conditions of the Amended Stockholder Agreement.

        Abbott's representative on the Issuer's board of directors, Mr. James Tyree, has resigned as a director of the Issuer and Abbott is no longer entitled under the Stockholders Agreement to nominate a representative for election to the Issuer's board of directors.

        As described more fully below under Item 6, on August 2, 2002, Abbott entered into a Stock Voting Agreement (the "Voting Agreement") under which it has agreed to vote all of the shares of Common Stock owned by it in favor of approval of the Issuer's amended 1996 Stock Incentive Plan (the "Plan").

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

The Amended Stockholder Agreement

        The following summary of the terms of the Amended Stockholder Agreement does not purport to be complete and reference is made to the complete text of the Amended Stockholder Agreement, which is filed as an exhibit hereto.

        Transfer Restrictions.    Under the terms of the Amended Stockholder Agreement, Abbott may sell in any rolling 90 day period up to 2.5% of the number of the Issuer's then outstanding shares of Common Stock. In addition, Abbott will be permitted to sell an unlimited number of shares of Common Stock to qualified institutional buyers, as that term is defined in Rule 144 under the Securities Act of 1933, as amended ("QIBs"), in private placements or through block trades.

        Right of First Refusal.    In the case of block trades to QIBs, which individually or combined with Abbott's sales of Common Stock over the preceding 90 days would exceed 2.5% of the Issuer's then outstanding shares of Common Stock, the Issuer will be entitled to a right of first refusal to buy the shares of Common Stock proposed to be sold by Abbott. If the Issuer does not exercise its right of first refusal, Abbott will then have sixty days to sell such shares of Common Stock in a block trade for not less than the price specified in the notice to the Issuer.

        The Issuer will also have a right of first refusal if Abbott seeks to sell shares of Common Stock through a private transaction or block trades (1) to a buyer who is engaged in business in the pharmaceutical or biotechnology industries or who, to Abbott's knowledge, is acting in concert with or on behalf of such a person or (2) to a buyer who, to Abbott's knowledge after reasonable inquiry, has filed publicly any notice or form with the Securities and Exchange Commission stating an intent to change or influence control of the Issuer, including an intent to seek representation on the Issuer's board of directors.

        Terminated Provisions.    Section 1.3 (Underwriting), Section 3.4 (Market Stand-Off Agreement), Section 4 (Additional Purchase Rights), Section 6.2 (Continuing Rights) and Section 7.1 (Rights Agreement) of the original Stockholder Agreement have been terminated.

        Standstill Provisions.    Section 5.2 (Standstill Provisions) of the Stockholder Agreement has been terminated and replaced with a prohibition against Abbott becoming the beneficial owner of 15% or more of Triangle's outstanding shares of Common Stock until after June 30, 2005.

The Voting Agreement

        The following summary of the terms of the Amended Stockholder Agreement does not purport to be complete and reference is made to the complete text of the Voting Agreement, which is filed as an exhibit hereto.

        On August 2, 2002, Abbott entered into the Voting Agreement under which it has agreed to vote all of the shares of Common Stock owned beneficially or of record by it in favor of approval of an amendment to the Plan. The amendment to the Plan provides for an increase in the number of shares of Common Stock available for issuance under the Plan and an increase in the number of options which may be granted under the Plan to any one person in the aggregate per calendar year. Abbott has also granted its irrevocable proxy to Robert Amundsen, Jr. and R. Andrew Finkle to vote all shares of Common Stock owned beneficially or of record by Abbott in favor of approval of such amendment to the Plan. Abbott has also agreed not to sell any of the shares of Common Stock owned beneficially or of record by it until after the close of business on August 6, 2002, which is the first day after the August 5, 2002 record date for the special meeting of the Issuer's stockholders to be held for the purpose of voting on the amendment to the Plan (the "Special Meeting"). The Voting Agreement will terminate on the earlier of (i) the day after the date of the Special Meeting or (ii) if no such meeting shall have taken place before such date, December 31, 2002.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(A)    First Amendment to Triangle Pharmaceuticals, Inc. Stockholder Rights Agreement dated as of July 30, 2002.

(B)    Press Release dated July 30, 2002.

(C)    Stock Voting Agreement dated as of August 2, 2002.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2002
ABBOTT LABORATORIES
	By:	/s/ JOSE M. DE LASA
	Name:	Jose M. de Lasa
	Title:	Senior Vice President, Secretary and General Counsel

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SIGNATURE